Exhibit 99.1

NetEase.com, Inc.

26/F, SP Tower D

Tsinghua Science Park Building 8

No. 1 Zhongguancun East Road, Haidian District

Beijing, People’s Republic of China 100084

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON MARCH 29, 2012

Important Notice Regarding the Availability of Proxy Materials for the Extraordinary

General Meeting of Shareholders to be Held on March 29, 2012

This Notice is to inform you that NetEase.com, Inc. will hold an Extraordinary General Meeting of Shareholders on March 29, 2012 and the proxy statement for such meeting is available on the Internet.  Follow the instructions below to view the proxy statement and vote or, in the case of holders of American Depositary Shares (“ADSs”), submit your voting instructions to The Bank of New York Mellon, as depositary, or request a paper or email copy.  The item to be voted on and location of the Extraordinary General Meeting of Shareholders is also set out below.

This communication presents only an overview of the more complete proxy statement that is available to you on the Internet.  We encourage you to access and review all of the important information contained in the proxy statement before voting or, in the case of holders of ADSs, submitting your voting instructions to The Bank of New York Mellon, as depositary.

The proxy statement for this meeting is available at http://corp.163.com under the heading “Shareholder Services.”  If you want to receive a paper or email copy of the proxy statement, you must request one.  There is no charge to you for requesting a copy.  Please make your request for a copy as instructed below at the earliest opportunity to facilitate timely delivery.

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of shareholders of NetEase.com, Inc. (the “Extraordinary General Meeting of Shareholders”) will be held on March 29, 2012 at 10:00 a.m., Beijing time, at our offices located at 26/F, SP Tower D, Tsinghua Science Park Building 8, No. 1 Zhongguancun East Road, Haidian District, Beijing, People’s Republic of China 100084.  References in this Notice to “the Company,” “we,” “our,” and “us” are to NetEase.com, Inc.

We are holding the Extraordinary General Meeting of Shareholders for the following purpose:

1.

To approve, AS A SPECIAL RESOLUTION, that the name of NetEase.com, Inc. be changed with immediate effect to NetEase, Inc. and that the officers of the Company be, and each of them shall be, authorized and directed to file this resolution with the Registrar of Companies of the Cayman Islands and to take such other actions as they shall deem necessary to effect the foregoing.

The foregoing item of business is more fully described in the proxy statement which you may access at http://corp.163.com under the heading “Shareholder Services.”

Holders of Ordinary Shares

You should vote by either attending the meeting in person or by mailing the attached Proxy Card to us as instructed therein.

If you prefer a paper or email copy of the proxy materials, you may request one by sending an email or calling Youcai Liu, General Manager of our Public Relations Department, at +8610-8255 8291 or liuyoucai@corp.netease.com.  Please make sure you request a copy at the earliest opportunity to facilitate timely delivery.  There is no charge to you for requesting a copy.  You will have the opportunity to make a request to (1) receive paper copies for all future meetings or only for the Extraordinary General Meeting of Shareholders or (2) receive email copies for all future meetings or only for the Extraordinary General Meeting of Shareholders.

Holders of American Depositary Shares

The Bank of New York Mellon, as depositary of the ADSs, has advised us that it intends to mail to all holders of ADSs this Notice and an ADS Voting Instruction Card.  Upon the delivery of a signed and completed ADS Voting Instruction Card as instructed therein, The Bank of New York Mellon will endeavor, to the extent practicable, to vote or cause to be voted the amount of ordinary shares represented by the ADSs, evidenced by American Depositary Receipts related to those ADSs, in accordance with the instructions set forth in such request.  The Bank of New York Mellon has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with those instructions.  As the holder of record for all the ordinary shares represented by the ADSs, only The Bank of New York Mellon may vote those ordinary shares at the Extraordinary General Meeting of Shareholders.  Holders of ADSs may attend, but may not vote at, such meeting.

The Bank of New York Mellon and its agents are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions.  This means that if the ordinary shares underlying your ADSs are not able to be voted at the Extraordinary General Meeting of Shareholders, there may be nothing you can do.

If (1) the enclosed ADS Voting Instruction Card is signed but is missing voting instructions, (2) the enclosed ADS Voting Instruction Card is improperly completed or (3) no ADS Voting Instruction Card is received by The Bank of New York Mellon from a holder of ADSs prior to 5:00 p.m., New York Time on March 26, 2012, The Bank of New York Mellon will deem such holder of ADSs to have instructed it to give a proxy to the chairman of the Extraordinary General Meeting of Shareholders to vote in favor of each proposal recommended by our board of directors and against each proposal opposed by our board of directors.

If you prefer a paper or email copy of the proxy materials, you may request one by sending an email or calling Youcai Liu, General Manager of PR Department, at +8610-8255 8291 or liuyoucai@corp.netease.com.  Please make sure you request a copy at the earliest opportunity to facilitate timely delivery.  There is no charge to you for requesting a copy.  You will have the opportunity to make a request to (1) receive paper copies for all future meetings or only for the Extraordinary General Meeting of Shareholders or (2) receive email copies for all future meetings or only for the Extraordinary General Meeting of Shareholders.

Holders of record of our ordinary shares or ADSs representing those ordinary shares at the close of business on March 2, 2012 are entitled to vote at the Extraordinary General Meeting of Shareholders and any adjournment or postponement thereof, and are encouraged and cordially invited to attend the Extraordinary General Meeting of Shareholders.  Directions to attend the meeting can be found at http://corp.163.com under the heading “Contact us.”

FOR THE BOARD OF DIRECTORS

/s/ William Lei Ding

William Lei Ding
Member of the Board of Directors and Chief Executive Officer

Beijing, China
March 7, 2012

YOUR VOTE IS IMPORTANT